J.P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

November 6, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib Dan Greenspan Vanessa Robertson Lisa Vanjoske

RE:	Mesoblast Limited Registration Statement on Form S-1 (File No. 333-207719) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Mesoblast Limited (the “Registrant”), for the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), relating to a public offering of 5,742,510 American depositary shares (“ADSs”), representing 28,712,550 ordinary shares of the Registrant, with each ADS representing five ordinary shares, no par value, so that the Registration Statement may be declared effective at 4:00 p.m. (Eastern Time), on November 10, 2015, or at such later time as may be orally requested.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, we hereby advise you that copies of the preliminary prospectus, dated November 2, 2015, have been distributed as follows:

No. of Copies
Copies to anticipated underwriters	2,373
Copies to dealers	10
Copies to institutional investors	586
Copies to others	0

Total	2,969

The undersigned, as Representatives of the several underwriters, hereby represent on behalf of the underwriters that the underwriters have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 of the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-proposed offering.

[Signature page follows]

Securities and Exchange Commission

November 6, 2015

Very truly yours,

J.P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

    As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger, Jr.
	Name:	Thomas V. Rueger, Jr.
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Director

[Signature Page to Acceleration Concurrence Letter]